Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp
File Number: 000-27784

Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

This filing includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company's filings with the Securities and Exchange Commission (the "SEC"). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management's ability to effectively integrate the companies.

The following may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings' proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings' and Humboldt Bancorp's most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

THE FOLLOWING LETTER WAS SENT TO SHAREHOLDERS OF UMPQUA HOLDINGS CORPORATION:

UMPQUA HOLDINGS
C O R P O R A T I O N

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

March 15, 2004

Dear Shareholder:

I am pleased to announce that Umpqua Holdings Corporation has signed a definitive agreement to acquire Humboldt Bancorp and to integrate its subsidiary Humboldt Bank into Umpqua Bank. Humboldt Bank operates as Humboldt Bank, Tehama Bank, Feather River State Bank, and Capitol Valley Bank in Northern California along the I-5 corridor and the coast. Humboldt Bancorp and Umpqua Holdings Corporation directors have approved the proposed transaction.

For several years, our stated long-term growth strategy has focused on expanding the Umpqua Bank brand south to Sacramento and north to Seattle. This merger represents another significant step toward making that strategy a reality. As with our previous acquisitions, this move will serve to strengthen our resources, our store network, and our unwavering commitment to community banking. We believe this acquisition positions Umpqua Bank as the break-out bank of the West, a position that is advantageous to our shareholders, our employees and the communities we serve.

This proposed acquisition will increase Umpqua Bank's total assets to approximately $4.6 billion, deposits to approximately $3.5 billion and shareholders' equity to approximately $650 million. The proposed acquisition will establish a solid Umpqua Bank presence in Northern California.

Under the agreement, Umpqua Holdings will issue approximately 15.2 million shares of its own stock to acquire 100 percent of Humboldt Bancorp's outstanding shares of common stock at a fixed exchange ratio of one share of Umpqua Holding common stock for each share of Humboldt Bancorp common stock.

Robert M. Daugherty, president and CEO of Humboldt Bancorp, will help oversee completion of the merger and will serve as President of Umpqua Bank's California operations once the merger is completed. The board of directors of Umpqua Holdings will be restructured to include four directors from Humboldt Bancorp and nine current directors of Umpqua Holdings. I will continue to lead the combined enterprises as President and CEO of Umpqua Holdings.

I have enclosed with this letter a copy of our news announcement, which highlights the important details of this proposed acquisition, along with a questions-and-answers document. More information on the proxy statement and shareholder meeting will follow shortly.

Please contact me at any time should you have questions about this proposed acquisition at 503-546-2490, or visit our investor relations site at www.umpquaholdingscorp.com. Thank you for your continued support of Umpqua Holdings Corporation.

Regards,



Raymond P. Davis
President and Chief Executive Officer
Umpqua Holdings Corporation



Allyn C. Ford
Chairman of the Board
Umpqua Holdings Corporation